UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2002


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number: 1-16169


                    Exelon Corporation Employee Savings Plan
                            (Full title of the plan)



                               EXELON CORPORATION
                          (a Pennsylvania Corporation)
                      10 South Dearborn Street - 37th Floor
                                 P.O. Box 805379
                          Chicago, Illinois 60680-5379
                                 (312) 394-7398

         (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                               INDEX TO FORM 11-K


                                                                      Page No.
                                                                      -------
Independent Auditor's Report                                              2

Financial Statements:

     Statements of Net Assets Available for Benefits,
         as of December 31, 2002 and 2001                                 3

     Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 2002 and 2001          4

Notes to Financial Statements                                             5

Supplemental Schedules:

     Schedule of Assets (Held at End of Year) as of
         December 31, 2002, Schedule H, Part IV, Item 4i, Form 5500      15

     Note: All other schedules of additional information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



Exhibit Index                                                            17

Signatures                                                               18

Exhibits                                                                 19

                          INDEPENDENT AUDITOR'S REPORT

To the Exelon Corporation
   Employee Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the EXELON CORPORATON EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EXELON CORPORATION EMPLOYEE SAVINGS PLAN as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





                                         WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 19, 2003



                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  AS OF DECEMBER 31, 2002 AND 2001
                                                                                 2002                           2001
                                                                      ------------------------       ------------------------
ASSETS

INVESTMENTS
    Investments at Current Value:
          Exelon Corporation Common Stock                              $          119,920,775         $          111,985,000
          Registered Investment Companies                                       1,110,218,146                  1,367,959,036
          Collective Institutional Investment Trust Funds                         551,281,035                    462,474,796
          Participant Loans                                                        60,712,146                     64,150,587
                                                                      ------------------------       ------------------------
                                                                                1,842,132,102                  2,006,569,419
    Investment Contracts at Contract Value                                         97,216,780                    148,311,143
                                                                      ------------------------       ------------------------

                    Total Investments                                           1,939,348,882                  2,154,880,562
                                                                      ------------------------       ------------------------

CASH                                                                                3,057,853                      1,135,323
                                                                      ------------------------       ------------------------

RECEIVABLES
     Accrued Dividends and Interest                                                     2,192                          1,873
     Due from Broker for Securities Sold                                                    -                        288,890
     Other Receivables                                                                210,731                        130,440
                                                                      ------------------------       ------------------------
                    Total Receivables                                                 212,923                        421,203
                                                                      ------------------------       ------------------------

          TOTAL ASSETS                                                          1,942,619,658                  2,156,437,088
                                                                      ------------------------       ------------------------

LIABILITIES

     Due to Broker for Securities Purchased                                           790,862                              -
     Accrued Administrative Expenses and Other
          Liabilities                                                                 594,014                        540,924
                                                                      ------------------------       ------------------------

          TOTAL LIABILITIES                                                         1,384,876                        540,924
                                                                      ------------------------       ------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $        1,941,234,782         $        2,155,896,164
                                                                      ========================       ========================




                    The accompanying Notes to Financial Statements are an integral part of the above statements.

                                                                  3


                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN

                                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                           FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                           2002                        2001
                                                                 ----------------------      ----------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
     Dividends on Exelon Corporation
          Common Stock                                           $           4,124,166        $          3,936,916
     Income from Investments in Group, Mutual and
          Collective Investment Trust Funds                                 33,164,826                  46,040,616
     Income from Participant Loans                                           5,071,752                   5,078,979
     Net Depreciation of Investments                                      (278,869,761)               (221,031,634)
                                                                 ----------------------      ----------------------

     Total Investment Income                                              (236,509,017)               (165,975,123)
                                                                 ----------------------      ----------------------

CONTRIBUTIONS:
     Participants                                                          102,458,404                  96,543,087
     Employers                                                              55,105,256                  50,582,679
     Rollovers                                                               8,471,512                   6,522,082
                                                                 ----------------------      ----------------------

     Total Contributions                                                   166,035,172                 153,647,848
                                                                 ----------------------      ----------------------

                 TOTAL ADDITIONS                                           (70,473,845)                (12,327,275)
                                                                 ----------------------      ----------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

WITHDRAWALS BY PARTICIPANTS                                                140,035,358                 105,341,526
DIVIDEND DISTRIBUTIONS                                                       4,123,702                   3,936,916
ADMINISTRATIVE EXPENSES                                                      1,029,700                   1,032,875
                                                                 ----------------------      ----------------------

                 TOTAL DEDUCTIONS                                          145,188,760                 110,311,317
                                                                 ----------------------      ----------------------

NET DECREASE BEFORE TRANSFERS                                             (215,662,605)               (122,638,592)
NET ASSETS TRANSFERRED FROM OTHER PLANS                                      1,080,732                 724,493,005
NET ASSETS TRANSFERRED TO OTHER PLANS                                          (79,509)                          -
                                                                 ----------------------      ----------------------
NET (DECREASE) INCREASE AFTER TRANSFERS                                   (214,661,382)                601,854,413

NET ASSETS AVAILABLE FOR BENEFITS:

                 BEGINNING OF YEAR                                       2,155,896,164               1,554,041,751
                                                                 ----------------------      ----------------------

                 END OF YEAR                                     $       1,941,234,782        $      2,155,896,164
                                                                 ======================      ======================



                    The accompanying Notes to Financial Statements are an integral part of the above statements.


                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

(1) Description of Plan. The following description of the Exelon Corporation Employee Savings Plan (the "Plan") is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

              a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001 the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Internal Revenue Code of 1986, as amended (the "Code").

              The Plan provides generally that any regular employee of Exelon Corporation (the "Corporation") and any other affiliated company that adopts the Plan with the consent of the Corporation is eligible to elect to participate in the Plan. There were 23,872 and 24,532 participants in the Plan at December 31, 2002 and 2001, respectively.

              The Corporation is the administrator of the Plan ("Plan Administrator") and has the sole authority to appoint and remove members of the Plan committee, the trustee, and any investment manager which may be provided for under the trust. The Plan committee has the responsibility for day-to-day administration of the Plan. Fidelity Management Trust Company is the Plan trustee ("Trustee") and Fidelity Investments Institutional Operations Company, Inc. is the Plan recordkeeper.

              b. Contributions. The Plan permits salaried and non-union hourly employees to contribute between 1% and 20% of their normal base pay each pay period on a pre-tax basis, an after-tax basis or a combination of the two. For Exelon subsidiaries that have adopted the Plan on behalf of their salaried and non-union hourly employees, the company matches contributions at a rate of 100% of the first 5% of contributions (whether pre-tax or after-tax).

              The Plan permits union-represented employees to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis. Although the Plan permits contributions of up to 15% of base pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions may not exceed 20%. For Exelon subsidiaries that have adopted the Plan on behalf of their union employees, the company matches contributions at a rate of 100% of the first 2% contributed, 84% of the following 1% contributed, 83% of the following 2% contributed, and 25% of the following 1% contributed.

              Effective August 1, 2002, during any calendar year in which participants attain age 50 or older, they may elect to make additional pre-tax contributions, called "catch-up" contributions to the Plan. In order to be eligible to make catch-up contributions, participants must anticipate that their Plan pre-tax contributions will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level.

              c. Investment Options. The Plan investments are fully participant directed. The investment options provided under the Plan are described as follows:

              The Exelon Corporation Stock Fund seeks to increase the value of each account over the long term by investing in Exelon Corporation common stock and short-term investments. The amount of the short-term investments is based upon a target established by the Plan sponsor, but the actual amount

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------


of short term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges, and withdrawals).

              The UBS Diversified Fund - Class A is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency, and security exposures within the world capital markets.

              The Managed Income Fund is a fund that is a combination of Fidelity's Managed Income Portfolio II (MIP II) and investment contracts previously purchased by this plan. The MIP II invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. Other investment contracts ("wrap contracts") are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds, mortgage-backed securities and bond funds.

              The Fidelity U.S. Equity Index Commingled Pool is invested primarily to perform as closely as possible to the Standard and Poor's 500 Stock Price Index. This pooled investment is managed by Fidelity Management Trust Company.

              The Fidelity Magellan Fund is a mutual fund invested primarily in a diversified portfolio of common and preferred stocks of all types of domestic and foreign companies.

              The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

              The Fidelity Low-Priced Stock Fund is a growth mutual fund. It seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $35 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days.

              The Fidelity Dividend Growth Fund is a growth mutual fund which seeks capital growth. This fund looks for growth opportunities in companies that have the potential for increasing their dividends or for commencing dividend payouts, if none are currently paid. This fund invests mainly in common and preferred stocks and securities convertible into common stocks.

              The Fidelity Freedom Funds are asset allocation funds that invest in a collection of other Fidelity mutual funds. Each Freedom Fund invests in a combination of underlying Fidelity stock, bond, and money market mutual funds. The allocation strategy among the underlying stock, bond, and money market mutual funds contained in each Freedom Fund with a target retirement date is based on the number of years until a participant's anticipated retirement. For the funds with a target retirement date, the mix of underlying funds will gradually become more conservative over time.

              The Fidelity Freedom Income Fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement. It invests approximately 20% in Fidelity stock

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------


mutual funds, approximately 40% in Fidelity bond mutual funds, and approximately 40% in Fidelity money market mutual funds.

              The Fidelity Freedom 2000 Fund seeks high total returns for those planning to retire in approximately one to five years. It initially invests approximately 26% in Fidelity stock mutual funds, approximately 42% in Fidelity bond mutual funds, and approximately 32% in Fidelity money market mutual funds.

              The Fidelity Freedom 2010 Fund seeks high total returns for those planning to retire around 2010. It initially invests approximately 47% in Fidelity stock mutual funds, approximately 44% in Fidelity bond mutual funds, and approximately 9% in Fidelity money market mutual funds.

              The Fidelity Freedom 2020 Fund seeks high total returns for those planning to retire around 2020. It initially invests approximately 71% in Fidelity stock mutual funds and approximately 29% in Fidelity bond mutual funds.

              The Fidelity Freedom 2030 Fund seeks high total returns for those planning to retire around 2030. It initially invests approximately 83% in Fidelity stock mutual funds and approximately 17% in Fidelity bond mutual funds.

              The Fidelity Freedom 2040 Fund seeks high total returns for those planning to retire around 2040. It initially invests approximately 90% in Fidelity stock mutual funds and approximately 10% in Fidelity bond mutual funds.

              The Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class A is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the U.S. It seeks to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States.

              The Franklin Small-Mid Cap Growth Fund - Class A is a growth mutual fund that invests at least 80% of its total assets in the equity securities of U.S. small capitalization companies and in the equity securities of U.S. mid-capitalization companies. For this fund, mid-cap companies are those companies with market capitalization values not exceeding $8.5 billion and small cap companies are those with market cap values not exceeding: 1) $1.5 billion; or 2) the highest market cap value in the Russell 2000 Index, whichever is greater, at the time of purchase.

              The Legg Mason Value Trust Institutional Shares is a large-cap equity mutual fund which uses the value approach to investing. This fund invests in stocks that the advisor believes are undervalued, and therefore offer above-average potential for capital appreciation.

              The Fidelity Retirement Money Market Portfolio Fund is a money market mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity. This fund invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

              The White Oak Growth Stock Portfolio is a growth mutual fund with the goal to increase the value of investments over the long term through capital growth. This fund invests primarily in large companies with market capitalizations greater than $5 billion. The fund may also invest in securities of smaller companies if it believes that such securities of smaller companies offer comparable investment opportunities.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------


              The PIMCO Total Return Fund (Institutional Class) is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of 5 to 12 years), investments may also include short- and long-maturity bonds.

              The T.Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The fund invests primarily in common stocks and the fund may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.

              The T.Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests in at least 80% of its total assets in a diversified portfolio of high-yield corporate, or "junk" bonds, income producing convertible securities, and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 8 to 12 year range.

              The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

              The BGI Money Market Fund is a collective investment fund managed by Barclays' Global Investors, N.A. that invests in short-term debt securities with high credit ratings known as money market instruments. These securities are issued by U.S. and foreign corporations, governments, banks and U.S. agencies such as Fannie Mae and the Student Loan Marketing Association. These investments are considered low risk due to the financial strength of the issuers and the short-term maturity of the investments.

              The BGI Extended Equity Market Fund Class K is a fund managed by Barclays' Global Investors, N.A. that invests in small and mid-sized U.S. stocks. The fund invests in stocks that comprise the BGI Extended Market Index ("Index"). The fund will invest in these types of investments in approximately the same proportion as the Index. The Index is an unmanaged, market capitalization weighted index of approximately 6,500 U.S. equity securities. It includes most of the stocks in the Wilshire 5000 except for those included in the S&P 500.

              The BGI Equity Index Fund Class T is a growth and income commingled fund managed by Barclays' Global Investors, N.A. The fund invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price times shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual companies or industries.

              The BGI EAFE Equity Index Fund Class K is a fund managed by Barclays' Global Investors, N.A. that invests in stocks that comprise the Morgan Stanley Capital International in the EAFE (Europe, Australia, Far East) Index. The fund will invest in these types of investments in approximately the same proportion as the EAFE Index. The EAFE Index is an unmanaged index representing over 1,000 companies within 20 developed countries.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

              BGI U.S. Debt Index Fund Class K is a fund managed by Barclays' Global Investors, N.A. that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage backed securities. The fund will invest in these types of investments in approximately the same proportion as the Lehman Brothers Aggregate Bond Index. The Index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.

              d. Discontinued Funds. The following funds were discontinued as of April 30, 2002: U.S. Equity Index Commingled Pooled, White Oak Growth Fund, and the Fidelity Retirement Money Market Fund. The assets were transferred to the other various funds described above.

              e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant's vested balance in the Plan or, (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan the maximum term is fifteen years, and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

              f. Vesting of Participants' Accounts. A participant's after-tax contributions account, before-tax contributions account, employer matching contributions account, and rollover account are fully vested at all times.

              g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant's after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

              A participant may make withdrawals from the participant's before-tax contributions, but only if the participant has attained age 59-1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations thereunder. Financial hardship withdrawals from a before-tax contributions account suspend the participant's right to make contributions to the Plan for six months.

              While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

              h. Distributions upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant's after-tax contributions account, before-tax contributions account, rollover account and employer matching contributions account is made to the participant or, in the event of the participant's death, to the participant's designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. A participant may elect to defer distributions until age 70-1/2. If the value of a participant's

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

account is greater than $5,000 the participant can leave his or her account in the plan. Distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an IRA. A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.

              i. Administrative Expenses. Administrative expenses for recordkeeping services as well as trustee services, which include custodial, administrative and fiduciary services, are paid out of the Plan assets.

              j. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

              k. Reclassifications. Certain 2001 amounts have been reclassified to conform to 2002 presentation. These reclassifications have no effect on the net assets available for benefits as of December 31, 2001.

(2) Summary of Significant Accounting Policies. The significant accounting policies followed by the Plan are as follows:

              a. General. The Plan follows the accrual method of accounting for recording contributions from participants and employers, income from investments, purchases and sales of investments, and administrative expenses. Benefits are recorded when paid.

              b. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              c. Investment Valuation and Income Recognition. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gain (loss) on the sale of securities and the unrealized appreciation (depreciation) in the fair value of investments.

              Guaranteed investment contracts are fully benefit responsive and are reported at contract value, which is cost plus accrued interest; for synthetic investment contracts, contract value is equal to the fair value of the collateral plus the benefit responsive wrap value.

              Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on the New York Stock Exchange.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

              Short-term investments held by various institutional funds of the UBS Global Asset Management Trust Company are stated at cost which approximates current value. Investments in certain of the various funds that make up the UBS Multi-Asset Portfolio are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S. dollars based on quoted foreign exchange rates on that date and are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.

              Investments of registered securities are valued at the last sale price, or if no sale price, at the closing bid price. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.


              Participant loans are valued at cost, which approximates fair value.


              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


              d. Recent Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.


(3) Net Appreciation/Depreciation of Investments. During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                                                 2002                 2001
                                                                 ----                 ----
   Exelon Corporation Common Stock                             $  15,044,105         $(49,279,285)
   Registered Investment Companies                              (289,937,862)        (150,433,690)
   Collective Institutional Investment Trust Funds                (3,976,004)         (21,318,659)
                                                               -------------        --------------

                                                               $(278,869,761)       $(221,031,634)
                                                               =============        ==============

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------





(4) Investments. The current values of the Plan's investments at December 31, 2002 and 2001, which represent 5% or more of the Plan's net assets, are summarized as follows:


                                                     2002          2001
                                                     ----          -----

  Fidelity Managed Income Portfolio II             $224,024,411   $277,550,439
  UBS Collective Investment
     Trust, Multi Asset Portfolio Fund              155,999,960    167,140,136
  Exelon Corporation Common Stock                   119,920,775    112,994,136
  Fidelity Magellan Fund                            143,155,225    193,440,584
  Fidelity Growth Company Fund                      166,097,506    243,554,370
  Fidelity U.S. Equity Index Commingled Pool          -            165,086,228
  BGI Equity Index T Fund                           112,827,032     -
  Fidelity Dividend Growth Fund                     112,395,883    141,508,736
  Legg Mason Value Trust Institutional Shares       188,387,040    249,075,664
  Fidelity Contrafund                               128,875,927    148,202,380
  PIMCO Total Return Fund - Inst. Class              98,193,027     -


(5) Investment Contracts. In 2002 and prior years, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

              There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield for all such contracts was approximately 5.9 percent for 2002 and 5.7 percent for 2001. The crediting interest rate was 6.0 percent at December 31, 2002 and 2001. The crediting interest rate generally cannot be less than the contract rate.

(6) Investments in Derivative Financial Instruments. The UBS Collective Investment Trust, Multi-Asset Portfolio Fund and some of the funds in which it invests participate in various equity index futures contracts and foreign currency contracts. The assets of this fund are invested as follows: 51% equities, 22% bonds, 10% real estate, 11% derivatives, and 6% venture capital. A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. Open futures contracts are valued at the settlement price established each day on the exchange on which they are traded. These contracts are marked to market daily with the resulting gain or loss included in the net realized gain or loss from futures contracts.

              A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    ----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    -----------------------------------------

The contracts are valued at foreign exchange rates, and the changes in value of open contracts are recognized as unrealized appreciation/depreciation. The realized gain or loss on forward currency contracts represents the difference between the value of the original contracts and the closing value of such contracts.

              Similarly, some or all of the Fidelity funds, the Morgan Stanley International Equity Portfolio, and the BGI EAFE Equity Index Fund-Class K may use (1) foreign currency contracts to facilitate transactions in foreign securities and to manage the fund's currency exposure and (2) futures and options contracts to manage its exposure to the stock and bond markets and to fluctuations in the interest rates and currency values. Such funds also may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments.

(7) Risks and Uncertainties. The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon Corporation. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. No collateral or other security is required by the Trustee to collateralize these financial statements.

(8) Income Tax Status. The Internal Revenue Service ("IRS") has issued a determination letter that the Plan, as amended and restated January 1, 1995, is a qualified plan under Section 401(a) and 401(k) of the Code, and the Trust established under the Plan, as in effect as of the amendments of January 1, 1995, is tax exempt under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(9) Plan Amendments. If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then effective January 1, 2002, the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting Fidelity. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend, and affected participants will receive an IRS Form 1099DIV for the dividends in the year following receipt (Form 1099R if participants take a full distribution of their Plan accounts).

(10) Plan Termination. The Plan may be amended, modified or terminated by the Corporation at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the IRS. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan. The Corporation has no current intentions of terminating the Plan.

                    EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                    -----------------------------------------
                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
                    -----------------------------------------

(11) Plan Mergers. Effective November 1, 2002, the net assets ($1,080,732) of the Systems Corp. 401(k) Retirement Plan, were merged with and into the Plan. Effective March 30, 2001, the net assets of the following plans were merged with and into the Plan:


     PECO Energy Company Employee Savings Plan                          $720,059,169
     Bumler Heating and Specialties, Inc. 401(k) Profit Sharing
        and Savings Plan                                                   1,426,975
     Midwest Mechanical 401(k) Profit Sharing and Savings Plan             2,784,099
     V.A. Smith Company 401(k) Profit Sharing and Savings Plan               222,762
                                                                        ------------
                                                                        $724,493,005
                                                                        ============

(12) Related Party Transactions. Investment options in the Plan include mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. Also, the Plan holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.



                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                                              ----------------------------------------
                                              SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              ----------------------------------------
                                                       AS OF DECEMBER 31, 2002
                                                       -----------------------
                                               Schedule H, Part IV, Item 4i, Form 5500
                                               ---------------------------------------
                                     Employer Identification Number 23-2990190, Plan Number 003
                                     -----------------------------------------------------------
         No of Shares or                                                                                             Current
           No. of Units                                            Description                     Cost**             Value
     -------------------------   ------------------------------------------------------------ ---------------- ------------------

                                                                  COMMON STOCKS
                                                                  -------------
   *       6,011,725 shares      Exelon Corporation Common Stock                                                   $ 119,920,775
                                                                                                               ------------------

                                                                COLLECTIVE FUNDS
                                                                ----------------
   *         142,126 units       UBS Collective Investment Trusts, Multi-Asset Portfolio Fund                        155,999,960
   *       4,443,759 units       BGI Equity Index T                                                                  112,827,032
   *          16,018 units       BGI EAFE Equity Index K                                                                 166,105
   *      49,135,114 shares      BGI Money Market I                                                                   49,135,114
   *          29,692 shares      BGI Extended Market K                                                                   557,312
   *         460,317 shares      BGI US Debt K                                                                         8,571,101
   *     224,024,411 units       Fidelity Managed Income Portfolio II                                                224,024,411
                                                                                                               ------------------
                                                                                                                     551,281,035
                                                                                                               ------------------

                                                         REGISTERED INVESTMENT COMPANIES
                                                         -------------------------------
   *       1,813,009 shares      Fidelity Magellan Fund                                                              143,155,225
   *       3,338,755 shares      Fidelity Contrafund                                                                 128,875,927
   *       4,689,371 shares      Fidelity Growth Company Fund                                                        166,097,506
   *       2,695,324 shares      Fidelity Low-Priced Stock Fund                                                       67,841,300
   *       5,035,658 shares      Fidelity Dividend Growth Fund                                                       112,395,883
   *         361,842 shares      Fidelity Freedom Income Fund                                                          3,835,524
   *         617,292 shares      Fidelity Freedom 2000 Fund                                                            6,796,385
   *       1,922,531 shares      Fidelity Freedom 2010 Fund                                                           21,993,756
   *       2,378,581 shares      Fidelity Freedom 2020 Fund                                                           25,308,106
   *       1,303,933 shares      Fidelity Freedom 2030 Fund                                                           13,352,277
   *         119,612 shares      Fidelity Freedom 2040 Fund                                                              700,926
   *       9,202,720 shares      PIMCO Total Return Fund (Institutional Class)                                        98,193,027
   *       4,703,928 shares      T. Rowe Price Capital Appreciation Fund                                              66,842,819
   *         738,501 shares      T. Rowe Price High Yield Fund                                                         4,630,400
   *       2,706,338 shares      Morgan Stanley International Equity Portfolio A                                      39,539,602
   *       1,014,690 shares      Franklin Small MidCap Growth A                                                       22,272,443
   *       4,343,718 shares      Legg Mason Value Trust, Institutional Class                                         188,387,040
                                                                                                               ------------------
                                                                                                                   1,110,218,146
                                                                                                               ------------------

                                                              INVESTMENT CONTRACTS
                                                              --------------------
                                 CDC Capital
                                      Guaranteed Investment Contract
           2,507,877 units       5.62%, Matures 12-10-2003                                                             2,507,877

                                 AIG Financial Products
                                    Synthetic Investment Contracts (Asset Backed)
             990,582 units       USTN  4.64%, Matures 03-31-2003                                                         990,582

                                 Chase Manhattan
                                    Synthetic Investment Contracts (Asset Backed)
           1,083,699 units           Americredit 1999-A A4 5.45%, Matures 04-05-2004                                   1,083,699
           3,010,074 units       Dayton Hudson Master Trust 1998-1 A, 5.58%, Matures 07-25-2003                        3,010,074
           2,307,837 units       FannieMae GLBL, 4.69%, Matures 03-15-2004                                             2,307,837
           3,610,580 units           National Westminster BC 7.01%, Matures 11-17-2003                                 3,610,580




                                              EXELON CORPORATION EMPLOYEE SAVINGS PLAN
                                              ----------------------------------------
                                              SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                              ----------------------------------------
                                                       AS OF DECEMBER 31, 2002
                                                       -----------------------
                                               Schedule H, part IV, Item 4i, Form 5500
                                               ---------------------------------------
                                     Employer Identification Number 23-2990190, Plan Number 003
                                     ----------------------------------------------------------
       No of Shares or                                                                                            Current
         No. of Units                     Description                                     Cost**                   Value
   -------------------------   ------------------------------------------------------- -------------          ---------------

                               Monumental Life Insurance Company
                                  Synthetic Investment Contracts (Asset Backed)
           531,899 units            FHR 1522 HB 5.92%,  Matures 03-15-2004                                        531,899
         3,004,656 units            FUSAM 1998-9 A  5.34%,  Matures 01-20-2003                                  3,004,656
           263,443 units        PHMS 1993-48 A3 6.32%, Matures 09-25-2003                                         263,443

                               Morgan Guaranty
                                  Synthetic Investment Contracts (Asset Backed)
         3,518,405 units        CIT Marine 99-A A3, 5.69%, Matures 08-15-2005                                   3,518,405
         1,096,521 units        FH 1388 H 7.96%, Matures 07-15-2004                                             1,096,521
         3,508,518 units        FHR 1587 L 6.68%, Matures 07-15-2004                                            3,508,518
         2,334,003 units        FH 1601 PH 5.57%, Matures 02-15-2005                                            2,334,003
         3,505,176 units       JC Penney Master Trust E A, 5.65%, Matures 11-17-2003                            3,505,176

                               Rabo Bank
                                  Synthetic Investment Contracts (Asset Backed)
         3,028,155 units       FH 1798 A 5.67%, Matures 02-15-2007                                              3,028,155

                               State Street Bank
                                  Synthetic Investment Contracts (Asset Backed)
         1,002,694 units       American Express Master Trust 1998-1 A, 5.97%, Matures 05-15-2003                1,002,694
           199,465 units       FHR 1661 PG 5.71%, Matures 04-15-2003                                              199,465

                               UBS AG
                                  Synthetic Investment Contracts (Asset Backed)
         3,040,165 units           FHLMC, 4.99%, Matures 03-17-2003                                             3,040,165
         3,044,429 units           FHLMC, 4.27%, Matures 03-17-2003                                             3,044,429
         3,547,533 units           FHLMC, 4.89%, Matures 03-17-2003                                             3,547,533
         4,060,816 units           MBNA 97-1 (A), 5.82%, Matures 08-16-2004                                     4,060,816

                               Westdeutsche Landesbank
                                  Synthetic Investment Contract (Asset Backed)
         4,007,609 units            American Express 99-1 A, 5.72%, Matures 04-15-2004                          4,007,609
         3,040,359 units            MSC 1999-CAM1 A2 6.92%, Matures 11-17-2008                                  3,040,359


                               CDC Capital
        10,242,756 units          Synthetic Investment Contracts (Global Wrap) 13.84%                          10,242,756

                               Chase Manhattan
        10,245,218 units          Synthetic Investment Contracts (Global Wrap) 14.21%                          10,245,218

                               Monumental Life Insurance
        10,242,154 units          Synthetic Investment Contracts (Global Wrap) 13.86%                          10,242,154

                               Westdeutsche Landesbank
        10,242,157 units          Synthetic Investment Contract (Global Wrap) 13.86%                           10,242,157
                                                                                                          ----------------
                                                                                                               97,216,780
                                                                                                          ----------------

                                                                    LOANS

                               Participant Loans ( 5.25% - 10.50%)                                             60,712,146
                                                                                                          ----------------

                               Total Investments                                                          $ 1,939,348,882
                                                                                                          ================



 * A party-in-interest to the Plan.
** Cost has been omitted as investments are participant directed.

                                  EXHIBIT INDEX
                                  -------------

Exhibits filed with Form 11-K for the year ended December 31, 2002:




Exhibit Number                   Description of Exhibit
-------------------     --------------------------------------------------------

            23          Consent of Independent Public Accountants

            99 Certification Pursuant to Section 1350 of Chapter 63 of Title 18 United States Code as to the Annual Report on Form 11-K for the year ended December 31, 2002 filed by George R. Shicora for the Exelon Corporation Employee Savings Plan.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  Exelon Corporation Employee
Date:      June 25, 2003                          Savings Plan



                                                  /s/ S. Gary Snodgrass
                                                  -------------------------
                                                  S. Gary Snodgrass
                                                  Chairman, Plan Committee